                   SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549

                              _____________

                                FORM 11-K
                              _____________


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                For the fiscal year ended December 31, 1999

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

               For the transition period ______ to ______.

                     Commission File Number: 1-10398

    (A) Full title of the plan and address of the plan if different from that of the issuer named below:

             GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                              401(k) PLAN

    (B) Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         GIANT INDUSTRIES, INC.
                      23733 North Scottsdale Road
                       Scottsdale, Arizona 85255

                           REQUIRED INFORMATION

Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two fiscal years ended December 31, 1999 and 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                 EXHIBITS

Exhibit 23.1 - Independent Auditors' Consent

                          SIGNATURES
                          ----------

    Pursuant to the requirements of the Securities Exchange
Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                       GIANT INDUSTRIES, INC. AND AFFILIATED
                       COMPANIES 401(k) PLAN


Date: June 28, 2000    Signature: /s/ Kim H. Bullerdick
                                 -------------------------------
                                 Kim H. Bullerdick
                                 Vice President, General Counsel,
                                 and Secretary



Date: June 28, 2000    Signature: /s/ Gary R. Dalke
                                 -------------------------------
                                 Gary R. Dalke, Vice President,
                                 Controller, Accounting Officer
                                 and Assistant Secretary



Date: June 28, 2000    Signature: /s/ Charley Yonker, Jr.
                                 -------------------------------
                                 Charley Yonker, Jr.,
                                 Vice President, Human Resources

                               APPENDIX 1

            GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                               401(k) PLAN


                     FINANCIAL STATEMENTS AS OF AND
             FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998,
              SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 1999,
                     AND INDEPENDENT AUDITORS' REPORT

         GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                           401(k) PLAN

                        TABLE OF CONTENTS

                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                      1-2

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 1999 AND 1998:

    Statements of Net Assets Available for Benefits                3

    Statements of Changes in Net Assets Available for Benefits     4

    Notes to Financial Statements                                 5-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 1999 -

    Assets Held for Investment Purposes at End of Year             10

                       INDEPENDENT AUDITORS' REPORT


Administrative Committee
Giant Industries, Inc. and Affiliated Companies 401(k) Plan
Scottsdale, Arizona


We have audited the accompanying statements of net assets available for benefits of the Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Fidelity Management Trust Company, the Trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1998 financial statements, except for comparing the information provided by the Trustee, which is summarized in Note 4, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1998 and for the year then ended. The form and content of the information included in the 1998 financial statements, other than that derived from the information certified by the Trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of the Plan, as of December 31, 1999, and for the year then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1999, was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as of December 31, 1999 on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

June 13, 2000
Phoenix, Arizona
                                   -2-

            GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                              401(k) PLAN

            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                      DECEMBER 31, 1999 AND 1998


                                                  1999          1998
                                               -----------  -----------
ASSETS

INVESTMENTS - At Fair Value                    $24,220,410  $16,906,522

EMPLOYER CONTRIBUTIONS RECEIVABLE                1,379,143    1,216,956

PARTICIPANT CONTRIBUTIONS RECEIVABLE               110,913      106,272

ACCRUED INTEREST RECEIVABLE                            105
                                               -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS              $25,710,571  $18,229,750
                                               ===========  ===========

See notes to financial statements.

                 GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                                   401(k) PLAN

            STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                            1999          1998
                                                        -----------   -----------
ADDITIONS:
  Contributions:
    Participants                                        $ 2,976,647   $ 2,670,081
    Employer                                              1,379,143     1,216,956
    Rollover                                                            1,593,018
    Transfer from Phoenix Fuels, Inc. 401(k) Plan                       2,467,139
                                                        -----------   -----------
      Total contributions                                 4,355,790     7,947,194
                                                        -----------   -----------
  Investment income:
    Interest and dividends                                2,164,557     1,403,520
    Net appreciation in fair value of investments         2,618,292     1,509,046
                                                        -----------   -----------
      Total investment income                             4,782,849     2,912,566
                                                        -----------   -----------
      Total additions                                     9,138,639    10,859,760
                                                        -----------   -----------
DEDUCTIONS:
  Distributions to participants                           1,655,869     1,683,723
  Administrative fees                                         1,949           618
                                                        -----------   -----------
      Total deductions                                    1,657,818     1,684,341
                                                        -----------   -----------
NET INCREASE                                              7,480,821     9,175,419

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR     18,229,750     9,054,331
                                                        -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR          $25,710,571   $18,229,750
                                                        ===========   ===========

See notes to financial statements.

              GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                                401(k) PLAN

                       NOTES TO FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1999 AND 1998


1.   DESCRIPTION OF THE PLAN

     The following brief description of the Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - The Plan was established July 1, 1993. Employees of Giant Industries, Inc. and Affiliated Companies (the "Company") are eligible to participate in the Plan on the January 1 or July 1 following one year of service. One year of service means a minimum of 1,000 hours worked during a Plan year. Employees are able to make pre-tax contributions to the Plan, and the Company may contribute to the Plan as well. The Plan is subject to various regulations, particularly those included under Internal Revenue Code
Section 401(k) and the Employee Retirement Income Security Act of 1974
("ERISA").

     CONTRIBUTIONS - Voluntary salary reductions may be elected by the participant. These pre-tax salary reductions are contributed to the Plan by the participant and range from 1 percent to 15 percent of compensation. The Company's discretionary matching contribution in 1999 and 1998 was 50 percent of every dollar contributed by the participant up to a maximum of 6 percent of compensation. Participants must be employed by the Company on the last day of the Plan year to be eligible for Company discretionary matching contributions.

     DISTRIBUTIONS - Distributions to participants may occur upon participant termination from the Company, total disability, retirement, death or hardship as defined by government regulations. A participant may elect to either receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or rollover the balance to another qualified retirement account. The Plan had no participant benefit distributions payable at December 31, 1999 and 1998, respectively.

     VESTING - Employee contributions to the Plan and the earnings on these contributions are 100 percent vested and nonforfeitable at all times. For 1999 and 1998, Company contributions to the Plan and the earnings on these contributions are also 100 percent vested.

     PARTICIPANT ACCOUNTS - For each participant, various accounts are maintained to record employee pre-tax salary reductions and Company matching contributions. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

     PLAN ADMINISTRATION - The Company administers the Plan through a 401(k) Administrative Committee comprised of three employees who are appointed by the Company's Board of Directors. All expenses pertaining to the administration of the Plan are being paid by the Company, at the Company's option. Fidelity Management Trust Company acts as the Plan's Trustee, Custodian and recordkeeper.

     AMENDMENTS - The Plan was amended once in 1999, such that, as soon as deemed administratively feasible by the Administrative Committee, participants of the Plan will be allowed participant loans and hardship withdrawals from their accounts subject to a $1,000 minimum amount and, in the event contributions to the Plan in any year on behalf of an employee exceeded the annual contribution limit specified in Section 415 of the Internal Revenue Code, Plan contributions would be reduced in the following order:

     - Reducing the employee's contribution to the 401(k) Savings Plan for the affected year and, if required by law, reducing the amount of the Company's associated matching contribution.

     - Reducing the Company's contribution to the ESOP on behalf of the employee.

     - Reducing the amount of the Company's matching contribution to the 401(k) Savings Plan on behalf of the employee.

     In 1998, the Plan was amended such that, effective July 1, 1998, participants of the Plan do not need to meet an age requirement, prior service credit was granted to individuals who became employees of the Company in connection with the Company's purchase of certain assets from Kaibab Industries, Inc., and, in the case of a direct rollover of an eligible rollover distribution from the Kaibab Plans, the transfer may include a participant note.

     PLAN TERMINATION - While it is the Company's intention to continue the Plan, the Company has the right at any time to terminate the Plan. Since all participants are 100 percent vested, participants would receive 100 percent of amounts credited to their account upon liquidation and distribution of Plan assets.

     PLAN MERGER - Effective January 1, 1998, the Phoenix Fuel Co., Inc.
Section 401(k) Savings Plan (the "Phoenix Fuel Plan") was merged into the Plan. As a result of the merger, all of the participant accounts and assets of the Phoenix Fuel Plan were transferred to the Plan. Such transfer was completed on January 14, 1998.

     INVESTMENT OPTIONS - Contributions to the Plan are invested at the designation of the participants. The investments are held by Fidelity Investments. During 1999 and 1998, the Plan offered participants the following investment options as described in the applicable fund's prospectus. Effective as soon as deemed administratively feasible by the Administrative Committee, the Fidelity Freedom Fund will become an investment option.

     1) FIDELITY RETIREMENT GOVERNMENT MONEY MARKET FUND - Seeks preservation of capital, current income and liquidity from money market instruments issued by the United States Government or its agencies.

     2) FIDELITY GOVERNMENT INCOME FUND - Seeks a high level of current income by investing primarily in United States Government securities whose interest is exempt from most state and local tax.

     3) FIDELITY ASSET MANAGER PORTFOLIO FUND - Seeks a high total return over the long-term by allocating its assets among stocks, bonds and money market instruments.

     4) FIDELITY ASSET MANAGER GROWTH FUND - Seeks a high total return over the long-term by allocating its assets among stocks, bonds and money market instruments, with an emphasis on growth stocks.

     5) FIDELITY CONTRAFUND - Seeks a high capital appreciation by investing in stocks.

     6) FIDELITY AGGRESSIVE GROWTH FUND - Seeks long-term capital appreciation by investing mainly in equity securities of emerging growth companies believed to be in the developing stage of their lifecycle and offering the potential for accelerated earnings or revenue growth.

     7) FIDELITY DIVERSIFIED INTERNATIONAL FUND - Seeks capital growth by investing primarily in common stocks of foreign issuers selected using computer-aided quantitative analysis supported by fundamental analysis.

     8) FIDELITY SPARTAN U.S. EQUITY INDEX FUND - Seeks to provide investment results that correspond to the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard and Poor's 500, by investing the Fund's net assets in the stocks that comprise the Index and Stock Index Futures.

     9) GIANT INDUSTRIES, INC. STOCK FUND - Invests 100 percent in the common stock of Giant Industries, Inc. (effective January 1, 1999).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Plan are presented on the accrual basis of accounting and, accordingly, revenues and expenses are recorded in the year earned or incurred, respectively.

     INVESTMENT VALUATION AND INCOME RECOGNITION - Plan investments are stated at fair value, which is measured by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PARTICIPANT LOANS - The Plan does not allow participants to take loans from their accounts. An amendment to the Plan was made, however, for participants who became eligible to participate in the Plan in connection with the purchase by the Company of certain assets from Kaibab Industries, Inc. in July 1998. Kaibab Industries, Inc. employees were allowed to transfer their outstanding loans, under the original provisions of the Kaibab Industries, Inc. 401(k) Plan, into the Plan subject to the original provisions. At December 31, 1999, $12,482 was due from participants with interest rates ranging from 8.25 percent to 9.5 percent per year.

     BENEFITS - Benefits are recorded when paid.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.   INVESTMENTS

     Investments consist of the following:

                                                       1999          1998
                                                   -----------   -----------
Fidelity Contrafund                                $ 9,157,849   $ 6,811,882
Fidelity Asset Manager Growth Fund                   3,459,893     2,766,033
Fidelity Aggressive Growth Fund                      3,458,462     1,056,014
Fidelity Asset Manager Portfolio Fund                2,231,237     1,761,298
Fidelity Spartan U.S. Equity Index Fund              1,892,132     1,507,022
Fidelity Retirement Government Money Market Fund     1,623,785     1,208,264
Fidelity Government Income Fund                      1,426,517     1,271,192
Fidelity Diversified International Fund                758,991       488,918
Giant Industries, Inc. Stock Fund                      188,915
Participant notes receivable                            12,482        35,899
Cash                                                    10,147
                                                   -----------   -----------
Total                                              $24,220,410   $16,906,522
                                                   ===========   ===========

     During the Plan years ended December 31, 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,618,292 as follows:

                                                       1999          1998
                                                   -----------   -----------

Mutual funds                                       $ 2,613,608   $ 1,509,046
Common stock                                             4,684
                                                   -----------   -----------
Net appreciation in fair value of investments      $ 2,618,292   $ 1,509,046
                                                   ===========   ===========

4.  INFORMATION CERTIFIED BY THE TRUSTEE (Unaudited)

    The following is a summary of the unaudited information regarding the Plan, included in the Plan's financial statements and supplemental schedules as of December 31, 1998 and for the year then ended, that was prepared or derived from information prepared by the Trustee and furnished to the Plan's Administrator.

    a. Statements of Net Assets Available for Benefits, except for contributions receivable.

    b. Statements of Changes in Net Assets Available for Benefits, except for contributions and distributions.

    c. Information by fund for the above captioned items included in the financial statements and notes to financial statements.

    d.  Supplemental schedule.

    The Plan's Administrator has obtained a certification from the Trustee that such information is complete and accurate.

                                      -8

5.   FEDERAL INCOME TAX STATUS

     The Plan obtained its latest determination letter dated December 30, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is an affiliate of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $1,949 and $618 for the years ended December 31, 1999 and 1998, respectively.

                               *  *  *  *  *  *

                        GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                                          401(k) PLAN

                                     SUPPLEMENTAL SCHEDULE
                                       DECEMBER 31, 1999


Schedule of Assets Held for Investment Purposes at End of Year


COLUMN A       COLUMN B                            COLUMN C                          COLUMN E
--------  -------------------      ---------------------------------------------    ----------
          IDENTITY OF ISSUER,           DESCRIPTION OF INVESTMENT INCLUDING
          BORROWER, LESSOR OR             MATURITY DATE, RATE OF INTEREST,            CURRENT
             SIMILAR PARTY               COLLATERAL, PAR OR MATURITY VALUE             VALUE
          -------------------      ---------------------------------------------    ----------
   *      Fidelity Retirement
            Government Money
            Market fund            Money Market Fund - 1,623,785.140 shares         $ 1,623,785

   *      Fidelity Government
            Income Fund            Mutual Fund - 152,568.698 shares                   1,426,517

   *      Fidelity Asset Manager
            Portfolio Fund         Mutual Fund - 121,394.811 shares                   2,231,237

   *      Fidelity Asset Manager
            Growth Fund            Mutual Fund - 175,896.942 shares                   3,459,893

   *      Fidelity Contrafund      Mutual Fund - 152,579.954 shares                   9,157,849

   *      Fidelity Aggressive
            Growth Fund            Mutual Fund - 57,998.690 shares                    3,458,462

   *      Fidelity Diversified
            International Fund     Mutual Fund - 29,264.949 shares                      758,991

   *      Fidelity Spartan U.S.
            Equity Index Fund      Mutual Fund - 36,324.294 shares                    1,892,132

   *      Giant Industries, Inc.
            Stock Fund             Stock Fund - 22,557 shares                           188,915

   *      Participant Notes        Participant loans, interest at 8.25% to 9.5%,
            Receivable               maturing from 2000 to 2002                          12,482

          Cash                                                                           10,147
                                                                                    -----------
                                   Total assets held for investment purposes        $24,220,410
                                                                                    ===========
*Party-in-interest


                                           -10-